UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 5 July, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 1 2011, entitled “Vodafone and Essar Announce Agreements for Sale of Essar Stake in Vodafone Essar Limited”.

1 July 2011

VODAFONE AND ESSAR ANNOUNCE AGREEMENTS FOR SALE OF ESSAR STAKE

IN VODAFONE ESSAR LIMITED

Settlement terms agreed

On 1 July 2011, Vodafone Group, Essar Communications (Mauritius) Limited (“ECML”) and ETHL Communications Holdings Limited (“ECHL”) agreed the terms under which ECML and ECHL will sell their direct and indirect shareholdings in Vodafone Essar Limited (“VEL”).

Under the terms of the agreements, ECML's wholly owned subsidiaries, Essar Communications limited (“ECL”) and Essar Com Limited (“ECom”), have sold their entire 22% shareholdings in VEL, and ECHL will dispose of its 11% shareholding in VEL. Further, the parties have agreed that all outstanding claims between them are terminated, and that all future claims have been renounced. The parties have also agreed to cooperate fully in seeking all regulatory approvals necessary for the completion of these transactions.

ECML and ECHL's contractual rights in respect of VEL under their prior agreements with Vodafone have terminated, and both ECML and ECHL have relinquished all of their board seats in VEL.

The settlement marks the end of a four-year partnership between Vodafone and Essar in India, during which VEL has grown to reach almost 140 million subscribers1.

Settlement details

The total cash outflow from Vodafone, including cash already paid for the first tranche of ECL's shareholding in VEL, is expected to be approximately US$5.46bn (£3.41bn2). This comprises:

•

a net payment of US$3.32bn (£2.07bn2) for the 22% stake in VEL held by ECL and ECom after withholding tax of US$0.88bn (£0.55bn2). The transfer of these shares from ECL and ECom to Vodafone was completed in two tranches on 1 June 2011 and 1 July 2011. Whilst Vodafone and Essar continue to believe that no tax is due on this transfer, it was viewed as prudent to pay withholding tax on a without prejudice basis.

•

a payment of US$1.26bn (£0.79bn2 or Rs.56.7bn3) relating to the remaining 11% stake in VEL held by ECHL and the settlement of all shareholder claims. This payment will be made by 15 February 2012. It is expected that 1.35% of the shares in VEL will be transferred to an Indian investor to ensure Vodafone's continued compliance with Indian foreign direct investment rules.

Following regulatory approval and subsequent closing of these transactions, Vodafone will own 74% of VEL directly via its subsidiaries. The remaining 26% of VEL will be majority-owned and controlled by Indian shareholders.

- ends -

For further information:

Vodafone Group

Investor Relations	MEDIA RELATIONS

Telephone: +44 (0) 7919 990230	Telephone: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world's largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

Notes

1 As at end of May 2011

2 At an exchange rate of £1.00:US$1.60

3 At an exchange rate of Rs.45.00:US$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 5 July 2011	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary